August 9, 2013

VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Envision Healthcare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 12, 2013
File No. 001-32701

Dear Mr. Rosenberg:

This letter sets forth the responses of Envision Healthcare Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 File No. 001-32701, filed on March 12, 2013 (the “2012 10-K”).  The comments of the Staff are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trade and Other Accounts Receivable, page 78

1.             Please provide us proposed disclosure to be included in future periodic reports that discloses in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable.  The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.  At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Commercial insurance and managed care, and Self-pay).  We would expect Self-pay to be separately classified from any other grouping.  If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Because the Company’s billing systems do not provide contractual allowances or uncompensated care reserves on outstanding patient accounts, the Company is unable to report the payor mix aging composition of its outstanding net accounts receivable.  However, the

Company does not believe this impacts its ability to estimate its allowance for uncompensated care because of the accounts receivable and revenue recognition models, processes and analyses in place.  In response to the Staff’s comment, the Company will revise this discussion in future Annual Reports on Form 10-K and in Quarterly Reports on Form 10-Q to the extent applicable to clarify this fact to reflect this, in addition to an aging, on a gross basis, of self-pay receivables.  The Company proposes the following additional disclosure:

Our provision and allowance for uncompensated care is based primarily on the historical collection and write-off activity of our approximately [XXX] million total annual weighted patient encounters and weighted transports.  We extract this data from our billing systems regularly and use it to compare our accounts receivable balances to estimated ultimate collections.  Our billing systems do not provide contractual allowances or uncompensated care reserves on outstanding patient accounts.  Our allowance for uncompensated care is related principally to receivables we record for self-pay patients and is not recorded on specific accounts due to the volume and variability of individual patient receivable collections.  Our allowance for uncompensated care is also related to co-pays, deductibles and certain hospital subsidies recorded in other payor classifications.  While we do not specifically record the allowance for doubtful accounts to individual accounts owed or specific payor classifications, the portion of our allowance for uncompensated care associated with fee for service charges as of [XXX] was equal to approximately [XXX]% and [XXX]% of outstanding self-pay receivables for EmCare and AMR, respectively, consistent with our collection history.  The table below represents our self-pay aging on a gross basis; there are no significant allowances for contractual discounts associated with self-pay receivables.  This aging has not been adjusted for transfers out of self-pay and into other payor classifications typically completed within the first 60 days after the date of service.

	[Date]	[Date]	[Date]
(dollars in thousands)
0-30	$ [XXX]	$ [XXX]	$ [XXX]
31-60	[XXX]	[XXX]	[XXX]
61-90	[XXX]	[XXX]	[XXX]
91 +	[XXX]	[XXX]	[XXX]
Total	$ [XXX]	$ [XXX]	$ [XXX]

Revenue Recognition, page 79

2.             For each period presented, please provide us proposed disclosure to be included in future periodic reports that quantifies the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.

In response to the Staff’s comment, the Company will revise this discussion in future periodic reports to include additional disclosure with respect to Revenue Recognition.  The Company’s disclosure will include a description of significant movement occurring between payor classifications during the collection process given the emergency nature and difficulty, in many cases, obtaining payor information while treating the patient.  The Company relies on complex collection models and analyses, including look-back comparisons of cash collections to revenues and receivables recorded, to estimate its allowances for contractual discounts and uncompensated care.  The Company’s look-back analysis discloses that the amount of prior period adjustments has been less than 0.5% of revenue for all of the income statement periods presented.  However, the Company’s billing systems are unable to report whether the adjustment was related to a difference in uncompensated care or contractual allowances.  The Company will include the amount of changes in estimates of prior period contractual and uncompensated care adjustments in aggregate for income statement periods presented in future Annual Reports on Form 10-K and in Quarterly Reports on Form 10-Q to the extent applicable.  The Company proposes the following additional disclosure:

The majority of the patients we treat are for the provision of emergency care in the pre-hospital and hospital settings.  Due to federal government regulations governing the provision of such care, we are obligated to provide emergency care regardless of the patient’s ability to pay or whether or not the patient has insurance or other third-party coverage for the costs of the services rendered.  While we attempt to obtain all relevant billing information at the time the patient is within our care, there are numerous patient encounters where such information is not available.  In such cases, our billing operations will initially classify these patients as self-pay, with the applicable estimated allowance for uncompensated care, while they pursue collection of the account.  Over the course of the first 30 to 60 days after we have treated these self-pay patients, our billing staff may identify the appropriate insurance or other third-party payor and re-assign the account from a self-pay payor classification to the appropriate payor.  Depending on the final payor determination, the allowances for uncompensated care and contractual discounts will be adjusted accordingly.  For accounts that remain classified as self-pay, our billing protocols and systems will generate bills and notifications generally for 90 to 120 days.  If no collection or additional information is received from the patient, the account is written-off and sent to a collection agency.  Our revenue recognition models, which are reviewed and updated on a monthly basis, consider these events in determining the collectability of our accounts receivable.

The changes in the provisions for contractual discounts and estimated uncompensated care are primarily a result of changes in our gross fee-for-service rate schedules and gross accounts receivable balances.  These gross fee schedules, including any changes to existing fee schedules, are generally negotiated with various contracting entities, including municipalities and facilities.  Fee schedule increases are billed for all revenue sources and to all payors under that specific contract; however, reimbursement in the case of certain state and federal payors, including Medicare and Medicaid, will not change as a result of the change in gross fee schedules.  In certain cases, this results in a higher level of contractual and uncompensated care provisions and allowances, requiring a higher percentage of contractual discount and uncompensated care provisions compared to gross charges.

In addition, management analyzes the ultimate collectability of revenue and accounts receivable after certain stages of the collection cycle using a look-back analysis to determine the amount of receivables subsequently collected.  Adjustments related to this analysis are recorded as a reduction or increase to the contractual discount or uncompensated care provisions each month, and therefore also increase or decrease our current period net revenue.  These adjustments in the aggregate decreased the contractual discount and uncompensated care provisions (increased net revenue) by approximately $[XXX] million for the year ended [XXX] and $[XXX] million for the period ended [XXX].  For the [XXX], these adjustments in the aggregate decreased the contractual discount and uncompensated care provisions (increased net revenue) by approximately $[XXX] million.

Goodwill and Other Intangible Assets, page 79

3.             Please provide us proposed disclosure to be included in future periodic reports that addresses the following related to your goodwill disclosure:

•                  Disclose the reporting units and the amount of goodwill allocated to each.

•                  For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk of failing step one, please disclose this information.

In response to the Staff’s comment, the Company will revise the disclosure in future Annual Reports on Form 10-K and in Quarterly Reports on Form 10-Q to the extent applicable to expand the discussion on goodwill.  It will include the amount of goodwill allocated to each reporting unit and an assessment that the Company does not believe that material goodwill recorded at the reporting units are at risk of a goodwill impairment.  The Company proposes the following additional disclosure:

Goodwill is not amortized and is required to be tested annually for impairment, or more frequently if changes in circumstances, such as an adverse change to our business environment, cause us to believe that goodwill may be impaired.  Goodwill is allocated at the reporting unit level.  If the fair value of the reporting unit falls below the book value of the reporting unit at an impairment assessment date, an impairment charge would be recorded.  Should our business environment or other factors change, our goodwill may become impaired and may result in material charges to our income statement.  Our goodwill balance has been allocated to each identified reporting unit, which is defined as an operating segment or one level below the operating segment.  We have determined that our operating segments meet the criteria to be classified as reporting units.  At [XXX], $[XXX] million and $[XXX] million of goodwill had been allocated to EmCare and AMR, respectively.  Based on our most recent goodwill impairment analysis completed during [XXX], we do not believe our reporting units are at risk of a goodwill impairment.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Merger, page F-18

4.             You disclose that the acquisition consideration included $150 million in capitalized issuance costs, of which $109 million are debt issuance costs.  Please tell us what the remaining $41 million represents and why it was capitalized per ASC 805-10-25-23.  In addition tell us why the $40 million CD&R transaction fee and the $2.6 million out-of-pocket and consulting expenses discussed on page F-40 were capitalized per ASC 805-10-25-23.

The Company recorded $150 million of capitalized issuance costs associated with the Merger, of which $109 million were recorded as debt issuance costs.  The remaining $41 million of capitalized costs are as follows:

•                  $9.0 million of Original Issue Discount paid to lenders in connection with the Term Loan Facility and recorded as a contra debt amount consistent with ASC 835-30-45-1A;

•                  $8.4 million of third-party payments incurred in connection with the arranging of equity financing and recorded as equity issuance costs; and

•                  $23.6 million of payments to Clayton, Dubilier & Rice, LLC (“CD&R”) recorded as a reduction to the equity financing contribution.  This included $22 million paid to CD&R pursuant to the Consulting Agreement discussed in footnote 14, and $1.6 million paid to CD&R for third parties they paid to assist in arranging equity financing and obtaining approval of the Merger.

The Company received a detailed invoice from CD&R relating to the $40 million transaction fee, which was paid for substantive services performed by CD&R in connection with obtaining debt and equity financing related to the May 2011 merger.  The invoice specifically identified 45% of this fee, or $18 million, as fees incurred in relation to CD&R’s services in connection with obtaining debt financing, including: (i) analyzing debt instruments and potential structures, (ii) providing information and responding to prospective lenders, (iii) assistance with the negotiation, terms and conditions of the credit agreement and other financing documents and (iv) assistance with marketing the new financing by providing substantive assistance in preparing an offering memorandum, bank book, roadshow and other presentations and meeting with credit rating agencies.  Such $18 million portion of the fee was capitalized as debt issue costs in accordance with ASC 835-30-45-3.  The remaining 55% of this fee, or $22 million, was paid to CD&R in its role as advisor to investment funds sponsored by, or affiliated with, CD&R and to facilitate “the direct equity contribution of CD&R limited partners in the Transaction.”  CD&R’s work included responding to, and gathering data to present to, such limited partners in respect of the Company’s businesses and the structure and the opportunity of the investment.  This portion of the fee was deducted from the proceeds of the equity pursuant to SAB Topic 5-A.

In accordance with ASC 850-10-50-5, “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist.  Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”  While related party transactions cannot be presumed to be carried out on an arm’s-length basis, the Company assessed the reasonableness of these fees as follows:

•                  the interest rate of the term loan at the time of the merger, just considering the interest payments, was 5.25% (which was a variable rate at the time of the merger comprised of a LIBOR floor of 1.5% plus 3.75%).  By including all costs capitalized, the effective interest rate was approximately 5.46%.  On the unsecured senior bonds, the fixed interest rate is 8.125%.  By including all costs capitalized, the effective interest rate on the senior bonds is approximately 8.25%.  In each case, management concluded that the effective interest rate was consistent with an effective market interest rate; and

•                  the total fees related to the raising of capital were less than 4%, which is consistent with fees an underwriter might charge in an offering.

With respect to the $2.6 million out-of-pocket and consulting fees, the single largest item was a $1.1 million fee paid to Moody’s Investor Services, Inc. in relation to their review and rating of the new debt issued.  This amount was capitalized as a debt issue cost pursuant to ASC 835-30-45-3.  The remaining $1.5 million is comprised of numerous smaller fees incurred by CD&R for third party consulting related to obtaining the equity financing and were deducted from the proceeds of the equity pursuant to SAB Topic 5-A.  These out-of-pocket and consulting fees were contracted for and billed directly to CD&R who was the primary obligor for the services.

As required by ASC 850-10-50-1, the Company disclosed (i) the nature of the relationship involved, (ii) a description of the transaction and (iii) the dollar amounts of the transaction discussed above.

12. Equity Based Compensation, page F-34

5.             Please provide us proposed disclosure to be included in future periodic reports that describes how you determined the estimated volatility for your stock.

In response to the Staff’s comment, the Company will include additional disclosure in future Annual Reports on Form 10-K and in Quarterly Reports on Form 10-Q to the extent applicable on how the Company determined the estimated volatility of its stock.  This included using the Company’s historical stock volatility, the volatility of publicly traded peer companies and in consultation with a valuation specialist.  The Company proposes the following additional disclosure:

The fair value of each stock option award is estimated on the grant date, using the Black-Scholes valuation model and the range of assumptions indicated in the following table.  The volatility assumptions were based on the historical stock volatility of the Predecessor, the stock volatility of publicly traded peer companies and in consultation with a valuation specialist.

* * * * *

Please do not hesitate to contact the undersigned if you have any further questions, or require further clarification.

Sincerely,

/s/ R. Jason Standifird

R. Jason Standifird
Senior Vice President, Finance and Chief Accounting Officer

cc:	Joel Parker
Securities and Exchange Commission
Craig A. Wilson, Esq.
Envision Healthcare Corporation